UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-42586

PINNACLE FOOD GROUP LIMITED

(Translation of registrant’s name into English)

600 837 West Hastings Street

Vancouver BC V6C 2X1 Canada

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

EXPLANATION

On May 19, 2025, Pinnacle Food Group Limited (the “Company”) issued a press release concerning its receipt of a notice from The Nasdaq Stock Market LLC that the Company was not in compliance with Listing Rule 5250(c)(1). The Company intends to take the necessary steps to regain compliance with the listing rule on a timely basis. A copy of the press release is furnished as Exhibit 99.1 to this report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated May 19, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2025	PINNACLE FOOD GROUP LIMITED

	By:	/s/ Jiulong You
	Name:	Jiulong You
	Title:	Chief Executive Officer

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